[Letterhead of Tocqueville Asset Management]

August 2, 2010	44046.00001

Ms. Patsy Mengiste

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	The Tocqueville Trust (the “Trust”)

Certified Shareholder Report on Form N-CSR (811-04840)

Dear Ms. Mengiste:

This letter responds to your comments communicated by telephone on July 21, 2010, with respect to the Certified Shareholder Report of Registered Investment Companies on Form N-CSR (the ‘Shareholder Report”) of the Trust that was filed with the Securities and Exchange Commission (the “SEC”) on January 11, 2010 (accession number 0001193125-10-004059).

In addition, in connection with this filing, the Trust hereby states the following:

1.	The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.	The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.	The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are reflected below. We have restated the substance of your comments for your ease of reference.

Comment#1—Management’s Discussion of Fund Performance (All Funds): You have asked that each portfolio manager discuss in greater detail the specific investment

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strategies which led the fund to outperform or underperform its benchmark index instead of stating only that the fund outperformed or underperformed its benchmark.

Response#1: The Trust responds that its future shareholder letters from its portfolio managers will discuss in sufficient detail those specific investment strategies which led a fund to outperform or underperform its benchmark index.

Comment#2—Management’s Discussion of Fund Performance (The Tocqueville Fund): You have asked why the ten-year rate of return for The Tocqueville Fund and the S&P 500 Index as stated in the shareholder letter at the bottom of page 2 does not correspond with the ten-year returns shown in the “Average Annual Rate of Return” table on the bottom of page 4.

Response#2: The Trust responds that the ten-year rates of return for The Tocqueville Fund and the S&P 500 Index as mentioned in the shareholder letter are cumulative returns, whereas the ten-year returns shown in the “Average Annual Rate of Return” table are annualized. The Trust states that future shareholder letters will note that returns are cumulative, if applicable.

Comment#3—Financial Highlights (The Delafield Fund and The Select Fund): You have indicated that Note 3 to the Financial Statements on page 52 states that both The Delafield Fund and The Select Fund had a “return of capital” for the periods ending October 31, 2008/December 31, 2008, and October 31, 2009 but that such “return of capital” was not reflected as a separate line item in the Financial Highlights for these funds. You further indicated that if any “return of capital” was insignificant (on a per share basis), such amount(s) may be reflected in a footnote to the Financial Highlights.

Response#3: The Trust responds that the “return of capital” was less than $0.01 per share. The Trust further responds that in the future, it will include a line item for “return of capital” in the Financial Highlights with a footnote to indicate it was less than $0.01 per share, if applicable.

Comment#4—Schedule of Investments (The Tocqueville Gold Fund): You have noted that The Tocqueville Gold Fund has not included sub-headings representing the geographic location of each issuer under the industry and security type headings in the “Schedule of Investments.” You further noted that in accordance with applicable accounting rules, the percentage of securities of each issuer must be organized by the type of security, industry and geographic location when the fund has significant investments in foreign securities.

Response#4: The Trust responds that in the future, the “Schedule of Investments” for The Tocqueville Gold Fund will have the holdings broken down by industry and then by country as a sub-category.

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Comment#5—Notes to Financial Statements: In Note 2 to the Financial Statements on page 48, you have requested that the Trust provide additional disclosure with respect to Level 3 significant unobservable inputs and how the Trust determined their fair value.

Response#5: The Trust responds that in future shareholder reports, it will add additional disclosure with respect to how the Trust determines fair value. The Trust proposes to add the following language:

“Equity investments, including common stocks, foreign issued common stocks, exchange-traded funds, closed end mutual funds and real estate investments trusts, which are traded on an exchange are valued at the last sale price reported by the exchange on which the securities are primarily traded on the day of valuation. If there are no sales on a given day for securities traded on an exchange, the latest bid quotation will be used. If there is no Nasdaq Official Closing Price for a Nasdaq-listed security or sale price available for an over-the-counter security, the mean of the latest bid and asked quotations from Nasdaq will be used. When using the market quotations or closing price provided by the pricing service and when the market is considered active, the security will be classified as a Level 1 security.

Investment in mutual funds, including money market funds, are generally priced at the ending net asset value (NAV) provided by the service agent of the funds and will be classified as Level 1 securities.

Debt securities, such as corporate bonds, convertible bonds and U.S. government agency issues for which market quotations are not readily available may be valued based on information supplied by independent pricing services using matrix pricing formulas and/or independent broker bid quotations. Debt securities with remaining maturities of 60 days or less may be valued on an amortized cost basis, which involves valuing an instrument at its cost and thereafter assuming a constant amortization to maturity of any discount or premium, regardless of the impact of fluctuating rates on the fair value of the instrument. On days when the closing price of the S&P 500 moves more than 1% from its previous close, common stocks of the International Value Fund which are traded on non-North American exchanges may be valued using matrix pricing formulas provided by and independent pricing service. These securities will generally be classified as Level 2 securities.

Any securities or other assets for which market quotations are not readily available are valued at fair value as determined in good faith by the Advisor pursuant to procedures established under the general supervision and responsibility of the Funds’ Board of Trustees and will be classified as Level 3 securities. In determining fair value, a Fund will seek to assign a value to the security which it believes represents the amount that the Fund could reasonably expect to receive upon its current sale. With respect to securities that are actively traded on U.S. exchanges, the Funds expect that market quotations will generally be available and that fair value might be used only in limited circumstances, such as when

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trading for a security is halted during the trading day. For securities traded principally on foreign exchanges, the Funds may use fair value pricing if an event occurs after the close of trading of the principal foreign exchange on which a security is traded, but before calculation of a Fund’s NAV, which a Fund believes affects the value of the security since its last market quotation. Such events may involve situations relating to a single issuer (such as news related to the issuer announced after the close of the principal foreign exchange), or situations relating to sectors of the market or the markets in general (such as significant fluctuations in the U.S. or foreign markets or significant changes in exchange rates, natural disasters, armed conflicts, or governmental actions). In determining whether a significant event has occurred with respect to securities traded principally in foreign markets, the Funds may engage a third party fair value service provider to systematically recommend the adjustment of closing market prices of non-U.S. securities based upon changes in a designated U.S. securities market index occurring from the time of close of the relevant foreign market and the close of the NYSE. Fair value pricing may also be used to value restricted securities held by the Funds or securities with little or no trading activity for extended periods of time. Fair value pricing involves judgments that are inherently subjective and inexact and it is not possible to determine with certainty when, and to what extent, an event will affect a market price. As a result, there can be no assurance that fair value pricing will reflect actual market value and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.”

August 2, 2010

Should you have any questions regarding the foregoing, please do not hesitate to contact Rachael Schwartz at Paul, Hastings, Janofsky & Walker LLP, the Trust’s legal counsel, at 212-318-6275. Thank you.

Very truly yours,

/s/ John Cassidy

John Cassidy

Treasurer